UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C/A: Offering Statement
☐ Form C/A-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C/A-AR: Annual Report
☐ Form C/A-AR/A: Amendment to Annual Report
☐ Form C/A-TR: Termination of Reporting

Name of issuer
Green Valley Affiliates, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Nevada

       Date of organization
       February 27, 2015

Physical address of issuer
2764 N Green Valley Parkway, Suite #345, Henderson, NV 89014

Website of issuer
www.cannabiscope.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVentures Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust Co.

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
December 9, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$6,372.00	$948.00
Cash & Cash Equivalents	$6,372.00	$508.00
Accounts Receivable	$3,125.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$34,420.30	$13,627.00
Revenues/Sales	$12,375.00	$0.00
Cost of Goods Sold	$5,810.87	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$18,491.00	-$13,090.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 12, 2019

FORM C/A

Up to $250,000.00

Green Valley Affiliates, Inc.



Explanatory Note

Green Valley Affiliates, Inc. (the "Company") is filing this Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on September 25, 2019. A previous amendment was filed on October 11, 2019 to extend the offering deadline to December 9, 2019, to amend the date of organization of the company, and to inform investors of the purchase of Cannabiscope LLC and its intellectual property by Green Valley Affiliates, Inc. The prior entity was purchased on October 6, 2019 for $20.

This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G).

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Green Valley Affiliates, Inc., a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$0.00	$50,000.00
Aggregate Maximum Offering Amount	$250,000.00	$0.00	$250,000.00

(1) This excludes fees payable to the Company's advisors, such as attorneys and accountants.
(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.cannabiscope.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is November 12, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.nexersys.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Green Valley Affiliates, Inc. (the "Company" or "Cannabiscope") is a Nevada corporation, incorporated on August 27, 2019, upon its conversion from a Nevada limited liability company. The company was originally formed as Cannabiscope, LLC on February 27, 2015. The Company later formed Green Valley Affiliates, LLC on February 8, 2018 and converted to a corporation on August 27, 2019. Cannabiscope, LLC and its intellectual property were purchased by Green Valley Affiliates, Inc. on October 6, 2019. The Company is also currently conducting business under the name of Cannabiscope.

The Company is located at 2764 N Green Valley Parkway, Suite #345, Henderson, NV 89014.

The Company's website is www.cannabiscope.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Cannabiscope is an SaaS menu platform that integrates with Tetrahydrocannabinol (THC) and Cannabidiol (CBD) retailers' point of sale (POS) systems to present their inventory live onsite, while collecting industry data. Customers sign annual service contracts and pay the higher of either: (i) a fixed monthly fee or (ii) 1% of their total monthly revenue.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$250,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 9, 2019
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The company was originally formed as Cannabiscope, LLC on February 27, 2015. The Company later formed Green Valley Affiliates, LLC on February 8, 2018 and converted to a corporation on August 27, 2019. Cannabiscope, LLC and its intellectual property were purchased by Green Valley Affiliates, Inc. on October 6, 2019. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or

attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result

13

from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on David Schacter and Paul Shockley who are President and General Manager of the Company, respectively. The Company has or intends to enter into employment agreements with David Schacter and Paul Shockley although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of David Schacter, Paul Shockley, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on David Schacter and Paul Shockley in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of David Schacter or Paul Shockley die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. In United States v. Oakland Cannabis Buyers' Cooperative and Gonzales v. Raich, the U.S. Supreme Court ruled that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the Cole Memo, the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In United States vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

On January 4, 2018, Attorney General Jeff Sessions issued a memorandum to all Unites States Attorneys concerning marijuana enforcement, stating "Given the Department's well-established general principles, previous nationwide guidance specific to marijuana enforcement [including the Cole Memo] is unnecessary and is rescinded, effective immediately". However, Donald Trump subsequently signaled that he would support congressional efforts to protect those states that had legalized marijuana. Sessions resigned as Attorney General on November 7, 2018.

In April 2019, the Strengthening the Tenth Amendment Through Entrusting States ("STATES") Act was reintroduced in the United States Senate by a bipartisan group of lawmakers. The STATES Act would, in part, amend the federal Controlled Substances Act such that its provisions would not apply to any individual acting in accordance with state or tribal marijuana laws.

Furthermore, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directed federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Accordingly, the Treasury Department's Financial Crimes Enforcement Network ("FinCEN") established suspicious activity reporting guidelines for those banks serving marijuana related businesses that complemented the Cole Memo's eight priorities.

Sessions' rescission of the Cole Memo has not resulted in an increase in financial crimes enforcement against cannabis-related businesses, likely because FinCEN did not rescind its marijuana banking guidance.

Federal prosecutors have significant discretion, and there is no guarantee that the federal prosecutor in those judicial districts in which we conduct business will not choose to strictly enforce federal laws governing cannabis production or distribution. At this time, it is unknown if the STATES Act will become law or if the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on our business.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.

On May 16, 2014 and again on September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC has noted an increase in the number of investor complaints regarding marijuana-related investments and has issued temporary trading suspensions for the common stock of various different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business,

increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The Internal Revenue Code provides a higher tax rate for cannabis industry businesses.
Internal Revenue Code section 280E prohibits medical-marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. Our effective tax rate depends on how large our ratio of nondeductible expenses is to our total revenues, but it can be as high as 90%. This relatively higher tax rate will affect our future profitability and could cause us to perform worse than investments in different industries.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.
Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the CSA. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Colorado and Washington have residency requirements for those directly involved in the medical-use cannabis industry, which may impede our ability to contract with cannabis businesses in those states. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Assets leased to cannabis businesses may be forfeited to the federal government.
Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, we may lose all of our assets.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include [web services, fulfillment, customer service, inventory management, payment processing, content, third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or

effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries

should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our

reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality

and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the

shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own 47.14% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in

control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Cannabiscope is an SaaS menu platform that integrates with THC and CBD retailers' POS systems to present their inventory live onsite, while collecting industry data. Customers sign annual service contracts and pay the higher of either: (i) a fixed monthly fee or (ii) 1% of their total monthly revenue.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative software and services. The Company's business strategy leverages its unique ability to design and develop its own application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party digital content and applications. The Company's current product is the digital Cannabiscope Interactive Wheel, an interactive shopping tool designed to integrate with retail inventory to help an end shopper search for THC/CBD products based on what they want out of the experience. Our goal is to grow our product offering in phases to so as to maximize our revenue generation. Phase 1 of our revenue plan is to provide CBD retailers an e-commerce solution that will empower payment processing. Phase 2 will focus on Point of Sale integration with THC businesses that will allow them to show their inventory live both onsite and online. We intend to be ready to provide e-commerce services to THC businesses as soon as the federal government legalizes cannabis at a national level. Phase 3 of our growth will focus on collecting and presenting relevant data to our customers to help them drive business decisions and generate sales. Phase 3 will look to diversify revenue streams through unique data offerings based on our POS integrations and unique insights derived from the interactive wheel.

History of the Business

The company was originally formed as Cannabiscope, LLC on February 27, 2015. The Company later formed Green Valley Affiliates, LLC on February 8, 2018 and converted to a corporation on August 27, 2019. Cannabiscope, LLC and its intellectual property were purchased by Green Valley Affiliates, Inc. on October 6, 2019 for $20.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cannabiscope Interactive Wheel	An interactive shopping tool where people search for THC/CBD products based on what they want out of the experience.	THC Dispensary THC Delivery, THC Brands, CBD Dispensaries, and CBD Brands

We plan to build a complete platform that will provide our customers an interactive shopping wheel, a content management system, and an e-commerce cart that can scale nationally in the U.S. The platform will be engineered to empower businesses in the cannabis industry to accelerate revenue both onsite and online. Once the platform is to scale, we plan to collect and organize industry data to sell to our clients as data dashboards that will provide insights to drive our customers' business decisions.

We currently have direct relationships with our customers that have been built through networking. We are not yet conducting any outbound or inbound marketing, as our product is not ready to scale.

Competition

The Company's primary competitors are Leafly, Weedmaps, Dutchie, Potguide, iHeart Jane, Baker, Massroots.

The cannabis tech space is competitive and dynamic. Each of the competitors provide front end menus, which all have API integration with the Point of Sale systems. The competitors are well funded and have market penetration. However, the market is still relatively new, and as such, we believe that there is room for new and innovative ideas. What differentiates Cannabiscope from other online menus is our wheel. The wheel provides a unique customer experience. Cannabiscope is aiming to simplify the process for classifying cannabis products. The wheel presents significant information and options regarding a user's desired experienced, packed into an easy-to-use interface. Our competitors' strategies are generally geared towards displaying information regarding a cannabis retailer's location and inventory. Cannabiscope, however, facilitates the selection of specific cannabis products to meet customers' individual needs and then assists the customers in locating such products. The cannabis community has embraced the wheel as an educational tool. Doctors and nurses can use it for patient education. Budtenders can use it as a sales tool when assisting customers with product selections.

Customer Base

The Company's customers are primarily retailers in the cannabis and CBD space.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5177251	Cannabiscope	4000	August 18, 2015	April 4, 2017	United States

Governmental/Regulatory Approval and Compliance

Although we are not directly engaged in the production or sale of cannabis products, our business is subject to state laws and federal laws governing medical and recreational cannabis. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2764 N Green Valley Parkway, Suite #345, Henderson, NV 89014.

The Company does not have any additional addresses.

The Company conducts business in Arizona, California, Colorado, Hawaii, Illinois, Maine, Michigan, Nevada, Oklahoma, Oregon, Washington, and Washington D.C.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	0.00%	$0	24.00%	$60,000
Research and Development	80.00%	$40,000	72.00%	$180,000
General Working Capital	20.00%	$10,000	4.00%	$10,000
Total	**100.00%**	**$50,000**	**100.00%**	**$250,000**

* This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: changes in general market conditions, hiring needs, and consumer demand.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Positions & Offices Held at the Company	Principal Occupation & Employment Responsibilities for the Past 3 Years	Employment Responsibilities	Education
David Schacter	Chief Executive Officer (2/27/2015 - present) President & Director (8/27/19 - present)	Creative Director, MJabroad (4/1/2014 - present)	Dave is the creative brains behind MJabroad. He shares stories, writes blogs, and provides insights into the cannabis industry.	B.S., University of Nevada at Reno; M.S., NYU Poly
Paul Shockley	General Manager (1/1/2018 - present)	Co-founder and Chief Investment Officer, The Guru Experience (6/1/2015 - 12/31/2018)	Manages teams of developers and creatives to construct new features and products.	B.A., University of Southern California
Beverly Katz	Secretary & Treasurer (8/27/19 - present)	Associate Professor, Missouri Valley College (2014-present)	Beverly is in charge of all company licenses and serves as a business advisor for legal and financials.	B.A., University of Michigan J.D., Detroit Law School

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding	4,117,646
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company is also authorized to issue 5,000,000 shares of Preferred Stock; there are no shares of Preferred Stock outstanding.

The Company does not currently have any debt outstanding. Green Valley Affiliates, LLC converted its debt into common stock of the Company as part of the corporate restructure. The holders of the debt received a combined 588,236 shares of common stock of the Company (a combined 14.29% of the Company's outstanding equity) in the conversion.

Ownership

A majority of the Company is owned by David Schacter, his family, and Paul Shockley.
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David Schacter	47.14%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our first major financial milestone will be to generate monthly recurring revenue in Q1 of 2020 while testing the stability of our platform with CBD products. In Q2, we plan to launch a more complete CBD offering, with which we intend to generate an increase in our monthly recurring revenue. Once our complete CBD offering is released, we will begin to hire salaried employees, while scaling up our marketing efforts. By Q4 2020, we hope to have enough revenue to support both marketing and R&D efforts.

Cannabiscope plans to spend the proceeds from this Offering on product development, general operation costs, and a small go-to market campaign. The product development will be divided into three phases. Phase 1 will focus on developing the foundation of the platform build with an integrated payment processor for our CBD business. We expect Phase 1 to last approximately 3 months. Once Phase I is completed, we will transition to Phase 2 where we are planning a soft launch to 5-10 CBD companies that will each pay $1,000 a month for our service. In Phase 2, we will work to expand the platform offering to include the "Interactive Wheel" and assess the customer experience. We expect Phase 2 to last approximately 2 months. Phase 3 will begin the POS integration process for the THC businesses, as well as development and deployment of the "Transaction Data Dashboard". We expect Phase 3 to last approximately 3 months. At the end of Phase 3, we expect to have used the proceeds of this Offering allocated towards the development of our platform. At the end of Phase 3, we should have had approximately five months of revenue and expect that this revenue will support hiring salaried employees in order to empower further growth of the Company. We also expect to launch our marketing efforts for the small go-to market campaign, one month before the end of Phase 2. We expect that these marketing efforts will help attract CBD online retailers. We expect that this major marketing effort will generate sufficient monthly recurring revenue that we will be able to sustain marketing efforts going forward. We also plan to invest in research and development around our data collection products and services.

Liquidity and Capital Resources

This Offering will facilitate the initial development and marketing of our products. Once our product launches, we expect to continue scaling our platform and to begin hiring salaried employees in both development and sales.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $250,000 in principal amount of Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 9, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVentures Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation
The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Valuation Cap
$2,500,000

Conversion of the Crowd Notes.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the Outstanding Principal by the Valuation Cap and multiplying the result by the Valuation Cap divided prorate amount holders of the Crowd Notes; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Notes, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Notes, the respective number of Conversion Shares.

5. **Note Completion**. The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Notes.

"**Conversion Shares**" shall mean Shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

a. Shadow series shareholders shall grant their vote on any matter this is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy

b. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**"
1. with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

"**Corporate Transaction**" shall mean:
  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity interest of the Company or the surviving or acquiring entity),
  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or
  iv. An IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the shares into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares: 1) Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy, and 2) Preferred shareholders shall have the right to vote on the same basis as Common shareholders.

The Company does not have any voting agreements in place.

The Company does not have any shareholder / equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, pursuant to its bylaws, the Company has a right of first refusal on all transfers of shares of the Company's stock.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any membership interest issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Beverly Katz and Benjamin Schacter
Relationship to the Company	Immediate family members
Total amount of money involved	$34,420.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	During the restructuring of the Company to a corporation, Green Valley Affiliates converted the debt into common stock on August 27, 2019. The holders of the debt received a combined 588,236 shares, or 14.29% of the Company's outstanding stock, in the conversion.
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Schacter
(Signature)

David Schacter
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Schacter
(Signature)

David Schacter
(Name)

Chief Executive Officer
(Title)

November 12, 2019
(Date)

I, David Schacter, being the Chief Executive Officer of Green Valley Affiliates, Inc., a Nevada corporation (the "Company"), hereby certify as of the date listed below that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   The tax return information of the Company included in this Form C/A reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2018.

/s/David Schacter
(Signature)

David Schacter
(Name)

Chief Executive Officer
(Title)

November 12, 2019
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

GREEN VALLEY AFFILIATES, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

August 28, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Green Valley Affiliates, Inc.
Eugene, OR

We have reviewed the accompanying financial statements of Green Valley Affiliates, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 28, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

GREEN VALLEY AFFILIATES, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 6,372	$ 508
Prepaid Expense	-	440
TOTAL CURRENT ASSETS	6,372	948
TOTAL ASSETS	6,372	948
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Deferred Revenue	3,125	-
TOTAL CURRENT LIABILITIES	3,125	-
NON-CURRENT LIABILITIES		
Related Party Loan	34,420	13,627
TOTAL LIABILITIES	37,545	13,627
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized;	412	412
4,117,646 issued; $0.0001 par value)		
Retained Earnings (Deficit)	(31,584)	(13,090)
TOTAL SHAREHOLDERS' EQUITY	(31,173)	(12,678)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,372	$ 948

Reviewed- See accompanying notes. 1

GREEN VALLEY AFFILIATES, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ 12,375	$ -
Cost of Goods Sold	5,811	
Gross Profit	6,564	-
Operating Expense		
General & Administrative	11,310	5,979
Salaries	11,056	2,469
Equipment	1,429	-
Advertisement	1,260	3,943
Professional Services	-	700
	25,055	13,091
Net Income from Operations	(18,491)	(13,091)
Other Income (Expense)		
Interest Expense		
Net Income	$ (18,491)	$ (13,090)

GREEN VALLEY AFFILIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (18,491)	$ (13,090)
Change in Prepaid Expense	440	(440)
Change in Deferred Revenue	3,125	-
Net Cash Flows From Operating Activities	(14,926)	(13,530)
Cash Flows From Financing Activities		
Draws on Related Party Loan	20,790	13,627
Issuance of Common Stock	-	411
Net Cash Flows From Investing Activities	20,790	14,038
Cash at Beginning of Period	508	-
Net Increase (Decrease) In Cash	5,864	508
Cash at End of Period	$ 6,372	$ 508

GREEN VALLEY AFFILIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Retained Earnings	Total Stockholders'
	Number	Amount		Equity
Balance at December 31, 2016	-	$ -	$ -	$ -
Issuance of Stock	4,117,646	412		412
Net Income			(13,090)	(13,090)
Balance at December 31, 2017	4,117,646	412	$ (13,090)	$ (12,678)
Issuance of Stock	-	-		-
Net Income			(18,491)	(18,491)
Balance at December 31, 2018	4,117,646	$ 412	$ (31,584)	$ (31,173)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Green Valley Affiliates, Inc. ("the Company") is a corporation organized under the laws of Nevada. The Company operates as a software for service menu platform that helps businesses in the cannabis space educate consumers and sell products in-store and online.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained net operating losses in 2018 and 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 28, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with the dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to modified business tax filing requirements in the State of Nevada.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company issued a note payable to a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Note"). The note does not accrue interest and is payable at a future date to be determined by management.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 28, 2019, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



MicroVentures



DISCOVER · INFORM · SELL

Company: Cannabiscope

Market: SaaS, Cannabis

Product: A cannabis-focused SaaS menu platform to provide real-time menus, e-commerce, and data insights

Company Highlights

- Over 257 active businesses utilizing the Cannabiscope Interactive Wheel
- Conducted two successful paid pilot tests in 2018
- Plans to release content management system (CMS) and payment processing for CBD in early 2020
- 12 signed letters of intent from dispensaries and retailers that plan to utilize the CMS and payment processing platform

EXECUTIVE SNAPSHOT

Cannabiscope was originally founded in 2015 as Cannabiscope, LLC and later restructured to Green Valley Affiliates, LLC and then Green Valley Affiliates, Inc. (each doing business as Cannabiscope), with the goal of making it easier for THC/CBD retailers to display their products and for consumers to learn the effects of each product before purchasing. Through their Interactive Wheel, consumers can drill down through desired effects, scents, or flavors to find the strain of cannabis that is right for them. The company has over 257 active businesses utilizing its Interactive Wheel to display their products. Cannabiscope plans to use the proceeds from this raise to build out a full Content Management System for retailers so that they can have a site that displays their products in-store and online and an online shopping cart for consumers to empower e-commerce, easily add new products, analyze customer data, and much more. The company currently has 12 signed Letters of Intent with dispensaries that plan to utilize its Interactive Wheel and Content Management System.



PERKS

The company is offering the following perks to all investors. Perks are meant to be a thank you from the company for investing in a Crowd Note. The perks below are not inclusive of lower dollar amount perks.



- **$1,000:** Investors will receive a quarterly newsletter with Cannabiscope platform updates and cannabis industry news. These people will be called “Cannabis Insiders”.
- **$10,000:** “Quarterly Data Reports” when offered in early 2021. The quarterly reports will be a PDF version of Cannabiscope’s data dashboards and will provide as much industry insight as the company can offer.
- **$20,000:** Dispensaries and delivery preferential treatment for 2020 rollout and will get a 36-month contract with platform for free.
- **$50,000**: Access to “Live Data Dashboards” in 2021 when data products launch. Access will be granted to investors for lifetime use of Cannabiscope along with a five-year license agreement to use the platform.
- **$100,000**: Brand preferential treatment for 2020 rollout with custom platform solutions integrated into product road map. This is a strategic partner who is looking for Cannabiscope to help their business grow. Full license agreement for lifetime use of Cannabiscope.

COMPANY SUMMARY

Opportunity

Over the past few years, many states have legalized marijuana usage in some form. As of the beginning of 2019, cannabis is legal for medical use in 33 states. Washington, D.C. and 10 states have also legalized cannabis for recreational use by adults over the age of 21.[i] At the end of 2017, approximately 97% of the population of the U.S. lived in a state with laws permitting the medicinal or recreational use of marijuana.[ii]



States where marijuana is legal
Legalized recreational and medical marijuana
Legalized medical marijuana
WA
OR
CA
NV
MT
ND
MN
CO
AZ
NM
OK
AR
LA
IL
MI
OH
WV
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
FL
AK
HI
BUSINESS INSIDER

As more states legalize marijuana in varying capacities (recreational or medicinal), demand and supply for cannabis products is expected to increase. However, due to the infancy of the legal cannabis industry, people struggle to find reliable information on which strains of cannabis or CBD may help them with specific issues. Whether that be pain, focus, or help sleeping, it is difficult for consumers to compare different strains and products.[iii]

Cannabiscope is a Software-as-a-Service (SaaS) menu platform that integrates with THC/CBD retailers’ point-of-sale (POS) systems to present their inventory onsite and online. The company aims to assist dispensaries and other CBD/THC retailers with payment processing to empower e-commerce sales with additional plans to create a robust data dashboard to give dispensaries and other customers a competitive edge.

Product

Cannabiscope Interactive Wheel - Discover

The Cannabiscope Interactive Wheel is an educational tool and virtual menu that allows customers to search for THC/CBD products based on physical and mental effects, flavor, aroma, and remedy. The Interactive Wheel can



be integrated with existing dispensaries' POS systems to easily display its menu and product descriptions. Users can first choose high level descriptions including physical or mental, aroma, or taste, and can then drill down into more specific options including effects like sleepiness, pain, relaxer, nausea, focus, euphoric, or more. Users are then shown a list of product options that match their specifications.



PHYSICAL
CAUSTIC
EARTH
FERMENT
FRUIT
HERB
MENTAL
EFFECT
AROMA
MASTER WHEEL
US
MORE STRAINS
LARRY OG
JACK HERER
GELATO
GIS
FLO
EARLY GIRL
DURBAN POISON
DAMN SOUR
CANDY LAND
BIG BUDDHA CHEESE
BANANA SHERBET
BANANA KUSH
MORE STRAINS
SUNSET SHERBET
SOUR DIESEL
RAINBOW COOKIES
PURPLE HAZE
MAUI WAUI
LEMON OG
GREEN CRACK
GG #4
FLO
CANDY LAND
BLUE DREAM
ACAPULCO GOLD
MORE STRAINS
NORTHERN LIGHTS
JUICY FRUIT
HARLEQUIN
FIRE OG
DUTCH TREAT
CHEESE
CANNATONIC
BUBBA KUSH
BLACK DOMINA
BLACK AFGHANI
BANANA KUSH
AGENT ORANGE
EUPHORIC
CALMING
CREATIVE
MASTER WHEEL
US
EFFECT
MENTAL
MOOD

Content Management System and Data Dashboards - Inform

The company plans to build a complete platform in order to provide dispensaries and other retailers with a personalized interactive shopping wheel, a content management system, and an e-commerce cart. Features for this platform include:

- *Dashboard:* The dashboard will be featured as the home page where users can see sales progress, new customers, new orders, and the most popular experiences, flavors, and products.
- *Product Input:* Businesses will be able to easily upload products to the platform. Businesses will be able to add images, prices, certified lab results, product descriptions, and product type. By assigning a product type and description, products can automatically be added to the Interactive Wheel.
- *Product List:* Users will be able to view all products listed by product type. The layout shows pictures of all products in order to allow the business to control how products look on the e-commerce site. During interviews with dispensaries, Cannabiscope found that many consumers tend to shop based off of how products are portrayed, especially flower items.





- *Transaction Data:* The transaction data page will feature all transactions including what products and when they were sold, average spend, number of new customers, the ability to add "loyalty points" to members, and much more.
- *Heat Map:* The Heat Map page is intended to provide retailers with valuable data including where products are selling and what products are most popular in each location and also features the ability to filter by location, strain type, product, or customer activity.



- *Pharma Data:* The Pharma Data page helps retailers organize what types of effects consumers are searching when choosing a product. This feature is designed for those interested in pharmaceutical data and attempts to understand what physical and mental ailments consumers want to relieve.
- *Buyer Intent:* This page tracks how all consumers move through the Interactive Wheel. Knowing how a consumer found a specific product can help businesses understand why a consumer is purchasing that particular item. This data can also help manufacturers and brands when developing new products.

E-commerce Shopping Cart and Payment Processing - Sell

Cannabiscope's goal is to help the cannabis industry move from brick and mortar stores to online retail. The interactive wheel already features a "Shopping Cart" functionality, and the company plans to quickly integrate payment processing for CBD as it is already federally legal. If THC becomes federally legal, the company will already have the necessary infrastructure built in order to quickly integrate THC products. One of the major benefits of having the menu properly synced with a retailers' point of sale system is that it allows customers to purchase products that are actually in stock. An online presence is important for businesses in the cannabis space to increase orders for delivery and in-store pick up.

Use of Proceeds and Product Roadmap


Use of Proceeds: Minimum Raise ($50,000)
20.0%
80.0%
General Marketing
Research & Development
General Working Capital


Use of Proceeds: Maximum Raise ($250,000)
4.0%
24.0%
72.0%
General Marketing
Research & Development
General Working Capital

Cannabiscope plans to use the proceeds from this raise on research and development, general marketing, and general working capital. If the minimum amount is raised, the company plans to allocate $40,000 towards research and development, and $10,000 towards general working capital. If the maximum amount is raised, the company intends to allocate $180,000 towards research and development, $60,000 towards general marketing, and $10,000 to general working capital.

The proceeds allocated towards research and development will assist the company in expanding its product beyond its current boundaries. It plans on transforming its Interactive Wheel into a complete shopping wheel, developing a content management system, and an e-commerce cart. With these new features, the company hopes the wheel will empower businesses in the cannabis industry to accelerate revenue both onsite and online. In the future, the company also plans to collect and organize industry data and insights to sell to its clients through data dashboards.



Business Model

The company does not currently generate revenue or charge for its service. The company generated some revenue in 2018 from two paid pilot tests.

In the future, Cannabiscope plans to generate revenue by having customers pay the higher of a set monthly fee or 1% of their total revenue.

Phase 1 of Cannabiscope's revenue plan is to provide CBD retailers with an e-commerce solution that will empower payment processing. Phase 2 will focus on Point of Sale integration with THC businesses that will allow them to show their inventory live both onsite and online. The company aims to be ready to provide THC businesses its e-commerce solution as soon as the federal government legalizes cannabis at a national level. Phase 3 of the company's growth will focus on collecting and presenting relevant data to its customers to help them drive business decisions and generate sales. In Phase 3 the company will also look to diversify revenue streams through unique data offerings based on its POS integrations and unique insights derived from the interactive wheel.

USER TRACTION

Cannabiscope currently has over 257 active registered businesses on the Cannabiscope platform. Of the 250+ users, roughly 90 are dispensaries located throughout 12 different states, 11 are CBD retailers across 5 different states, and the remaining users are delivery services, seed/clone stores, labs, cultivators, producers, educators/researchers, and more.

The company currently has twelve signed LOIs from dispensaries to utilize its Interactive Wheel as their online menu and shopping cart. The company anticipates increasing customer acquisition by releasing its CRM platform.

HISTORICAL FINANCIALS

Cannabiscope currently does not charge retailers to utilize its platform. In 2018, the company signed two paid pilot programs for one year of service and generated $12,375 in revenue. In the first half of 2019, the company generated just over $3,000 from the paid pilots. The company plans on charging for its service once the CRM and payment processing platforms features are released and successful.

In 2018, the company incurred operating expenses of roughly $25,000. The largest expense in 2018 was for general and administrative expenses including travel, events, meals, website expenses, and other necessary supplies, reaching $11,300. The next largest expense went towards salaries, reaching roughly $11,000. The founders of the company were only paid salaries for the first half of 2018. In the first half of 2019, the company has incurred operating expenses of $5,877, a 70% decrease from almost $20,000 in the first half of 2018. In the first half of 2019, the bulk of expenses were for salaries (58%) and general and administrative expenses (39%). A breakdown of all expenses since inception can be found below:







In the first half of 2019, the company incurred a net loss of $2,752, compared to a net loss of $17,096 in the first half of 2018. In all of 2018, the company generated a net loss of $18,491. In the first half of 2019, the company had an average burn rate of less than $1,000 per month. With roughly $5,000 in cash on hand, the company expects to have up to six months of runway before needing capital.





INDUSTRY AND MARKET ANALYSIS

According to a report by Arcview Market Research and BDS Analytics, the U.S. legal cannabis industry increased 31% year-over-year in 2017 to reach $8.5 billion. The report forecasts that nationwide spending on cannabis will increase to $23.4 billion by 2022, growing at a 22% compound annual growth rate. This growth is expected to be driven by continued state-by-state roll-out of medical-use programs and adult-use recreational legalization. The research report also predicts that the industry could generate more than 467,000 full-time jobs by 2022. Globally, the market was estimated at $9.5 billion in 2017. As more international markets legalize cannabis, the worldwide market is projected to reach $32 billion by 2022, while lowering the U.S. share from 90% to 73%.[iv]

U.S. states have varying levels of cannabis legalization, with some states electing to legalize marijuana for both medical and recreational use. Two such states, Washington and Colorado, sold $1.3 billion[v] and $1.5 billion[vi] of cannabis, respectively, in 2017.



Countries like Canada are also beginning to legalize marijuana for recreational use. In June 2018, Canada became the second country in the world—and the first G7 nation—to implement legislation to legalize recreational marijuana use nationwide.[vii] Canada and California are poised to capture 41% of the world cannabis market by 2022, reaching combined revenue of $13.2 billion.[viii]



In 2018, venture capital financings in cannabis companies surpassed $1.6 billion, a record high, and a 193% increase from 2017. Deal count in 2018 was also record-setting, with 225 venture financings. 2017 also saw significant growth in funding towards cannabis companies, with nearly $555 million invested, a 143% year-over-year increase, across 173 total deals. Deal count surpassed 100 total deals for the first time in 2015, with 123 such venture financings, a 124% increase from 2014. Between 2008 and 2018, there has been $2.97 billion invested across 722 venture capital deals in cannabis companies. Over 70% of capital invested from 2008 to 2018 occurred in 2017 and 2018.[ix]



The ability to leverage consumer data may provide cannabis enterprises with an edge over industry competitors. According to a 2018 Deloitte study, retailers who are capable of protecting and analyzing consumer data may be "well positioned to achieve a competitive advantage." The consulting firm also notes that, similar to traditional retail verticals, in order for the retail cannabis industry to succeed, it must derive insights from customer information and analytics and deliver a superior customer experience. Cannabis consumers are also demanding that the data collected by online retailers be kept private and managed by trustworthy systems. Deloitte found that 22% of respondents—the highest percentage in the survey—stated that features tied to privacy protection and data security were the most important feature when choosing an e-commerce cannabis retailer.[x]

In 2019, the global retail technology industry is projected to generate nearly $204 billion in revenue, up 3.6% year-over-year.[xi] In particular, retailers are forecasted to increase their spending on software as businesses seek to improve analytics, digital marketing, mobile applications, e-commerce platforms, and artificial intelligence capabilities.[xii] In a 2018 survey conducted by Retail Touchpoints, 61% of retail professionals indicated they spent more on new technology than the year prior – more than any other budget category.[xiii]

COMPETITORS

Weedmaps: Founded in 2008, Weedmaps is a technology and software provider in the cannabis industry. The company provides cloud-based software and data solutions that include point of sale, logistics, and ordering solutions. These solutions enable customers to scale their businesses while complying with the complex regulations of the cannabis industry. Additionally, Weedmaps provides information to cannabis consumers regarding cannabis products, local retailers and brands, and web and mobile platforms. The company made three acquisitions in 2011 including marijuana.com, mmJMenu, and WeedLaws.[xiv]



MassRoots (OTCMKTS: MSRT): Founded in 2013, MassRoots is a technology platform that allows its users to share their cannabis content, follow their favorite dispensaries, and stay connected with the legalization movement. The company has a web platform and a mobile app that is available in the Apple App Store, Amazon App Store, and the Google Play Marketplace. MassRoots also operates MassRoots Business, a business and advertising portal that enable companies to distribute information to users and view analytics. Since inception, the company has generated roughly $1.2 million in revenue as of June 2019.[xv]

Jane Technologies ("Jane"): Founded in 2017, Jane Technologies is the creator of iheartjane.com, an online marketplace for the cannabis industry. iheartjane.com provides consumers with a confident, safe, and simple shopping experience that allows them to browse local products, compare by price, proximity, and popularity, and place orders at local stores for free. The company is rumored to have more than 150,000 products on its site and in partnership 700 stores across 21 states. In July 2019, the company raised $21 million in Series B funding from Gotham Green Partners and Pakala Jane Partners.[xvi]

PotGuide: Founded in 2013, PotGuide is a consumer resource, similar to TripAdvisor, but for the cannabis industry. The company educates and connects consumers with relevant service providers through a dispensary directory. The platform also provides consumers with cannabis friendly lodging, deal discovery, popular cannabis events and activities, legal content, and information on products. The company claims to have over 1.5 million users each month.[xvii] PotGuide is a CanopyBoulder portfolio company.[xviii]

Leafly: Founded in 2010, Leafly is a cannabis information resource and technology company based in Seattle, WA. Leafly is an online resource that allows consumers to rate and review different strains of cannabis and cannabis dispensaries. The platform also allows consumers to explore different strains, learn about cannabis, and has a complete directory of dispensaries. In 2018, Leafly launched Leafly Pickup, a service that allows customers to reserve products from a local dispensary online and then pick them up later. The company claims to have 22 million visits to its site each month and features a comprehensive database of cannabis strains with more than 2,900 varieties listed.[xix] In 2011, Leafly was acquired by Privateer Holdings, a Seattle marijuana investment firm that is also the owner of Tilray (Nasdaq: TLRY).[xx]

EXECUTIVE TEAM



David Schacter, Co-founder & CEO: Dave's education in business combined with his interest in cannabis led to the creation of Cannabiscope as a tool to help patients discover the potential of the cannabis plant. Dave has over five years of experience working in the cannabis tech space starting with research in Israel. Dave graduated with a B.S. in International Business from the University of Nevada at Reno and a M.S. in management from NYU Poly.





Paul Shockley, General Manager: As a serial entrepreneur, Paul has over ten years of startup experience from six different companies. Prior to Cannabiscope, Paul co-founded and served as the Chief Innovation Officer at the Guru Experience, a VC-backed startup that provided museums, zoos, and aquariums with a SaaS platform to make the experience better for visitors. Previously, Paul also co-founded Anacom Media and Inside Panama Real Estate and held various roles at several other startups. Paul graduated with a B.A. from the University of Southern California.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $50,000 Max: $250,000
Valuation Cap: $2,500,000
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $2,500,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.
Transaction Type: Primary

PRESS

True Activist: Awesome: This Interactive 'Wheel' Helps Find The Perfect Cannabis Strain For You
CashInBis: 10 Essential Technologies For Cannabis Dispensary Owners
ISRAEL21c: Israel medical cannabis opportunities for investors
MJBulls Media: Raising Cannabis Capital: Cannabiscope

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk



The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.businessinsider.com/legal-marijuana-states-2018-1

[ii] https://onlinelibrary.wiley.com/doi/full/10.1111/fmii.12104

[iii] https://www.safeaccessnow.org/using_medical_cannabis

[iv] https://bdsanalytics.com/new-report-legal-marijuana-markets-projected-to-reach-23-4-billion-employ-nearly-a-half-million-americans-by-2022-effective-end-of-federal-prohibition-is-in-sight/

[v] https://www.spokesman.com/stories/2018/sep/28/shawn-vestal-washington-officials-say-pot-is-plate/



[vi] https://www.thecannabist.co/2018/02/09/colorado-marijuana-sales-december-year-2017/98606/

[vii] https://www.cnn.com/2018/06/20/health/canada-legalizes-marijuana/index.html

[viii] https://bdsanalytics.com/new-report-legal-marijuana-markets-projected-to-reach-23-4-billion-employ-nearly-a-half-million-americans-by-2022-effective-end-of-federal-prohibition-is-in-sight/

[ix] PitchBook Data, Inc.; Downloaded on March 28, 2019

[x] https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/consulting/ca-cannabis-2018-report-en.PDF

[xi] https://www.gartner.com/en/newsroom/press-releases/2018-10-29-gartner-says-retailers-are-investing-heavily-in-digital-capabilities-to-meet-customer-expectations

[xii] https://www.gartner.com/en/newsroom/press-releases/2018-10-29-gartner-says-retailers-are-investing-heavily-in-digital-capabilities-to-meet-customer-expectations

[xiii] https://cdn2.hubspot.net/hubfs/2500032/Sales%20Tools/Reports%20(External)%20PDFs/RTP_2018-Store-Operations-Survey.pdf

[xiv] https://www.crunchbase.com/search/acquisitions/field/organizations/num_acquisitions/weedmaps

[xv] https://ir.massroots.com/sec-filings/all-sec-filings/content/0001213900-19-017162/0001213900-19-017162.pdf

[xvi] https://www.forbes.com/sites/javierhasse/2019/07/16/jane-tech-series-b/#61112c523db5

[xvii] https://www.linkedin.com/company/pot-guide/about/

[xviii] https://www.canopyboulder.com/portfolio/#2015

[xix] https://www.geekwire.com/2019/leafly-inks-new-hq-lease-seattle-marijuana-information-platform-rides-cannabis-wave/

[xx] https://www.geekwire.com/2019/leafly-inks-new-hq-lease-seattle-marijuana-information-platform-rides-cannabis-wave/

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Green Valley Affiliates, Inc.
2764 N Green Valley Parkway, Suite #345
Henderson, NV 89014

Ladies and Gentlemen:

The undersigned understands that Green Valley Affiliates, Inc., a corporation organized under the laws of Nevada (the "Company"), is offering up to $250,000.00 in principal amount of Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated November 12, 2019 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on December 9, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Nevada, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc., nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Nevada, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	2764 N Green Valley Parkway, Suite #345 Henderson, NV 89014 Attention: David Schacter
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Green Valley Affiliates, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Green Valley Affiliates, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Green Valley Affiliates, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2.5 million.

The "**Offering End Date**" is December 9, 2019.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

 i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

 ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

 a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

 b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

 a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

 a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

  i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

  ii. Obtaining the Corporate Transaction Payment.

 b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign

or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of

and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Nevada as applied to other instruments made by Nevada residents to be performed entirely within the state of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Carson City, Nevada unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a

party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



CANNABISCOPE

DISCOVER · INFORM · SELL

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

THE CANNABIS/CBD MARKETS IS PROJECTED TO GROW AT AN INCREDIBLE RATE OVER THE NEXT 3 YEARS.



World Cannabis Market Value:

2017 **$16 Billion**

Expected to grow 150% to reach **$40 Billion** by 2021

https://bdsanalytics.com/press/new-report-legal-marijuana-industry-to-generate-40-billion/



CBD Market in the U.S:

2017 **$800 Million>>**

Expected to grow 100% to reach **$1.6Billion** by 2021

https://www.hempbizjournal.com/size-of-us-hemp-industry-2017



Legal in **29** States in **2019**

15More States Considering Legalization

https://247wallst.com/special-report/2017/11/01/the-next-15-states-to-legalize-marijuana/



2 in 3 Americans believe **cannabis should be legal** Continued Growth

https://www.leafly.com/news/politics/gallup-poll-finds-the-us-favors-cannabis-legalization-2-1

RAPID GROWTH = GROWING PAINS



CUSTOMERS ARE UNSURE OF WHAT TO PURCHASE.

In 2018 the cannabis customer base **grew by 140%**. Consumers over the age of 50+ **grew by 25%**

- https://www.eaze.com/article/
insights-2018-state-of-cannabis-report-
marijuana-consumer-diversify

At brick and mortar dispensaries, people often sit in waiting rooms or wait for an employee when they could be finding the products they want to purchase.





CUSTOMERS WANT TO KNOW EXACTLY WHAT THEY ARE PUTTING IN THEIR BODIES

C.O.A. - Certificates of Analysis are required to test the potency and quality of products. The official lab information is required for cultivators and retailers to possess and should be presented to the end consumer upon purchase.



MOVING AWAY FROM CASH AND BRICK/MORTAR TOWARDS E-COMMERCE

The majority of the **55 million** recreational marijuana users in the U.S. are **millennials, a group who make 60% of their purchases online**. Currently, **less than 10%** of cannabis sales are done through **E-Commerce**. The trend shows that consumers want to order online rather than going to the store. The leading online delivery service in California, Eaze, had a **20% increase** in online orders in 2018 alone.

- 2017 Yahoo News Poll /
DigitalCommerce360.com



CANNABISCOPE™

DISCOVER · IN=ORM · SELL

Cannabiscope is a SaaS menu platform that aims to **ACCELERATE REVENUE GROWTH** through on-site and online sales while collecting valuable data insights across the industry.



THE ENTIRE COMMUNITY BENEFITS WHEN USING THE PLATFORM:

- Brands
- THC Dispensaries
- Hemp/CBD Shops & Online Shopping
- Consumers
- Organizations
- Doctors
- THC Delivery Service

GROWING REGULATED CANNABIS MARKET = GROWING OPPORTUNITY

Cannabiscope's business model seeks to capitalize on the potential expansion of regulated markets. Cannabiscope is a play on the cannabis industry as a whole, as its financial model is not tied to the success of any particular location.

Cannabiscope does not touch the plant. It is not involved in cultivation, nor production. As a software service it does not need to build grow operations, nor open retail stores to maintain a physical presence in any state to generate revenue.

CANNABISCOPE SOLUTION:

DISCOVER. INFORM. SELL.

DISCOVER:
The UX/UI of the interactive menu makes the experience of finding products unique and personal.

INFORM:
Customer Management System provides menu updates and data insights to the industry as a whole.

SELL:
Turnkey E-Commerce platform in development for mobile and on-site ordering.



Your Complete Turnkey Solution

CANNABISCOPE
DISCOVER • INFORM • SELL

COMPETITION

CANNABISCOPE TURNS THE CURRENT SEARCH SYSTEM ON ITS HEAD AND EMPOWERS RETAILERS TO BRIDGE THE INVENTORY GAP



DISCOVER:

Current systems help people find a store and then show them what is in stock. Cannabiscope allows people to discover exactly what they want and where to find it.

INFORM:

Cannabiscope not only provides certified lab reports and detailed product profiles, its Data Insights will aim to help recognize and predict trends in the industry.

SELL:

Cannabiscope provides a turnkey platform that syncs with POS systems, presenting current inventory with plans to empower online payment processing.

REVENUE MODEL & CURRENT MARKET

Customer Type	THC Delivery Service	CBD Retailers: Store and Online Ordering	THC Dispensaries/ Brands / Organizations	Individuals
Contract Type	1% of Revenue or $1,000	1% of Revenue or $1,000	12-Month	Free
Monthly Recurring Revenue	$1,000-$3,000	$1,000-$2,000	$1,000	N/A
Registered for free version	10	6	140	900
Letters of Intent	3	4	5	N/A



ENLIGHTEN
see beyond

STRATEGIC PARTNERS:

Supply digital signage for over 1,000 dispensaries. The dispensaries API integration with 20+ Point of Sales systems will feed directly to Cannabiscope. This strategic partner will quickly put Cannabiscope in front a major segment of the THC dispensary market and allows us to work with the Enlighten brand to present Cannabiscope as a viable solution for the growing industry as a whole.

DATA INSIGHTS AS REVENUE!



The market is becoming heavily saturated with new products looking for a competitive edge. Eaze Delivery product offerings grew by **323% in 2017 from 101 products to 427 products.**

-https://www.eaze.com/article/eaze-insights-2017-state-of-cannabis-data-report

Cannabiscope gathers **Data** (industry reports) and **Insights** (consumer habits) creating a clear picture of the industry as a whole. Cannabiscope can charge customers and data reporting companies monthly fees for these insights. The value of these insights is expected to grow as more users/customers sign on to the platform. A major part of future investments will be used to increase the Cannabiscope B2C user base.

THESE COMPANIES ARE CURRENTLY WORKING TO SELL INDUSTRY INSIGHTS.

-https://www.headset.io/insights-market-data

New Frontier

BDS Analytics

HEADSET

PROOF OF CONCEPT:



TYSON RANCH:
LAS VEGAS, NV

Tyson Ranch used Cannabiscope's technology as a digital display for their product launch at Planet 13 - Las Vegas, one of the world's largest dispensaries.



VERITAS:
DENVER, CO

Veritas is America's first recreational cannabis wholesaler with products in more than 200 dispensaries across Colorado. Veritas embeds Cannabiscope on their website to list proprietary genetics to help customers find just what they are looking for.



GREEN SEA DISTRIBUTION:
EUGENE, OR

Green Sea Distribution is one of the oldest and largest distribution comapnies in the U.S. They are the first business to embed a customized wheel into their website as their 'Strain Finder.' With API integration, Green Sea Distributions products are updated automatically to manage their wholesale inventory and sales.

GO-TO MARKET STRATEGY:



ONLINE MARKETING

National Awareness Campaign and highly targeted Inbound marketing efforts.



THIRD PARTY PROSPECTING

Outbound Call Center with 6 Month Contract.



EVENTS

Attend all strategic events to cultivate customers and strategic partnerships.



IN PERSON DEMOS

In-Person Demos to close High Revenue Customers.



SALES COLLATERAL

Website update, commercials and sales collateral.

OPERATION TEAM



David Schacter

CEO / Co-Founder



Kfir Zohar Ozer

Head Programmer



Clay Shin

Platform Developer

ADVISORS



Doug Fine

Author, Speaker, Business Advisor



Paul Shockley

Business Advisor, Serial Entrepreneur



Sam Jacobson

Product Management Advisor



CANNABISCOPE™

DISCOVER · INFORM · SELL

THANK YOU!



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

• Inability to adequately secure and protect intellectual property rights,

• Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

• Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

• Changes in laws and regulations materially affecting the company's business,

• Liability risks and labor costs and requirements that may jeopardize the company's business,

• Dependence on and inability to hire or retain key members of management and a qualified workforce,

• Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

• Issuance of additional company equity securities at prices dilutive to existing equity holders,

• Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

• Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

The $16 billion dollar North American Cannabis industry has experienced rapid growth over the past few years, where 33 states have legalized medical or recreational use and 64% of Americans support legalization.

This exciting time in the industry has new businesses and customers flowing into the market while experiencing real growing pains. Businesses are constantly looking for a competitive edge, while consumers are not sure what cannabis products are best suited for their needs.

Cannabiscope's unique SaaS Menu platform is designed to work with every type of business in the cannabis industry to empower consumer education and to increase revenue.

Our "Discover. Inform. Sell." approach helps people find the exact type of cannabis products that they want and locate nearby retailers they can purchase from in real-time.

Our interactive "wheel" is a unique combination of education and shopping that helps consumers understand the potential benefits cannabis can provide while empowering people to make an informed purchase they'll be confident in.

By starting with choosing your desired "experience" and progressing to product types and specific strains, consumers learn while engaging in a fun interactive shopping platform.

Our robust content management system was designed around education. Our partners can present detailed product descriptions, pictures and even certified lab results so medical patients know exactly what they are putting in their bodies.

Our turn key approach seamlessly integrates into current point of sale solutions to keep track of available inventory in real-time and displays this to the consumer with no extra work for the business. We are immediately set to handle e-commerce for CBD retailers and plan to do the same for THC when federally legalized.

We believe that the combination of the wheel's ability to integrate "buyer intent," consumer data and the information gathered from multiple POS integrations, will allow Cannabiscope to give our partners an edge in this incredibly competitive space through our unique "Data Insights."

We are raising funds to improve our services, bring on more retailers and further educate cannabis consumers of the benefits and uses of products they've come to enjoy. Join us in empowering the growth and success of the cannabis industry by investing in our crowdfund campaign today!

EXHIBIT G
Webinar Transcript

Brett: Hi everybody. This is Brett Andres with MicroVentures. Thank you all for joining us for the webinar today. Today we'll be hearing from Cannabiscope, a cannabis-focused SaaS platform that provides e-commerce solutions to cannabis retailers. We are joined today by David Schacter, co-founder and CEO of Cannabiscope. Dave's education in business, combined with his interest in cannabis, led to the creation of Cannabiscope as a tool to help patients discover the potential of the cannabis plant. Dave has over five years of experience working in the cannabis tech space, starting with research in Israel. Dave graduated with a Bachelor's of Science in International Business from the University of Nevada at Reno and an M.S. in Management from NYU Poly.

              We are also joined today by Paul Shockley. As a serial entrepreneur, Paul has over ten years of startup experience from six different companies. Prior to Cannabiscope, Paul co-founded and served as the Chief Innovation Officer at the Guru Experience, a VC-backed startup that provided museums, zoos, and aquariums with a SaaS platform to make the experience better for visitors. Previously, Paul also co-founded Anacom Media and Inside Panama Real Estate and held various roles at several other startups. Paul graduated with a B.A. from the University of Southern California.

              How are you guys doing today?

Paul: Doing great. Thank you.

David: Doing well.

Brett: Great. Great. Well, before we get started I want to give everybody the format of what today's going to look like. We're going to start off with David and Paul going to spend about ten minutes or so going through the presentation, the pitch deck, for Cannabiscope. During that presentation, we encourage you to send in questions. If you go over to your GoToWebinar control panel, there's a tab titled Questions there, and you can feel free to submit those during the presentation. They won't interrupt the team, they'll just go to me. After the presentation, we'll open it up to Q&A and I will ask any of the questions that have been submitted as well as fielding any others.

              With that out of the way, guys, I'll let you take it away from here and introduce everyone to Cannabiscope.

David: Hello everyone. My name is David Schacter. I'm the CEO and co-founder of Cannabiscope. I'm going to be reading a paragraph here off the campaign page right above Press Releases. Cannabiscope is a Software-as-a-Service menu platform. We integrate with THC and CBD retailers point-of-sale systems to present their inventory onsite and online for orders. Our company aims to assist dispensaries and other CBD/THC retailers with payment processing to empower e-commerce sales, with additional plans to create a robust data dashboard and give dispensaries and other customers that competitive edge.

Paul: This is Paul, the general manager. Before we go to the deck, we just wanted to give everybody some perspective on a couple things. One of the biggest challenges the cannabis industry is facing right now is with legalization in certain states and not other states, there's a ton of new people flowing into the market and one of the biggest challenges is the end consumer doesn't really know what they're purchasing. A lot of people we've talked to say, "We walk into a dispensary and we're really just purchasing on names. We find a name we like and we buy that." When we show people the wheel, they're shocked at the fact that that there's actual experiences that they can shop and they can find pain relief, they can find mental solutions, they can sleep, they can find aromas and flavors. That's one of the big things that Cannabiscope's solving. What you're going to see with our business is that's sort of the B2C play for us where we're helping the consumer.

The B2B play, what this deck is about and what this round is about, is creating a scalable platform for cannabis businesses to display their products, educate their customers, and help themselves. That is foundationally what we do. We are an add-on to their existing business structure to accelerate revenue and education.

I think with that fundamental understanding of what we're trying to accomplish as a business, we can move into the deck.

We're Cannabiscope. We have kind of three major tenets that we always adhere to. We help people discover, we help businesses inform, and we help businesses sell, so let's jump into the deck.

Legal notice. All right. Let's talk about ... I'll let Dave talk about the cannabis and CBD market as it is right now, because this is the space we're playing in and it's really exciting.

David: So as everyone I'm sure knows, cannabis has become legal across the U.S. and Canada as federal legalization. CBD is already legal since 2017. It's an $800 million market, expected to reach $1.6 billion by 2021. What we've gained with consumers is that in the last few years, the demographics have grown. People are coming to it from Walgreens, from CVS. It's become mainstream. CBD is opening what cannabis means to society and I think it's a lot bigger than people expected.

Paul: I think the thing ... What we're trying to point out here more importantly is if you look to the far right, two in three Americans believe cannabis should be legal. What's happening is through legalization, it's going to be ancillary companies like Cannabiscope that are going to have to empower the massive consumer consumption of cannabis and make it something that's actually feasible. So if you're someone who's interested in investing in what's sort of called the Green Rush, all this money that's been thrown around in the cannabis market, don't look to the plant. Look to these ancillary companies that are going to make delivering the product possible.
I'll let Dave go into here, but the point of this is in this rapid growth, there are giant growing pains going on right now.

David: Customers aren't sure of what they want to purchase. You go into a store and it's quite overwhelming, all the strain names, and that was really why the wheel started was strains and to get away from the sativa indica concept that it's really about the terpenes. What we can do is by collecting the certification and analysis, the lab results, we know what's in these products. What is the THC and CBD ratios? What are the terpene values? This is so important when shopping and really finding the personal concept of what cannabis is as medicine. We're all different. We all have our own endo-cannabinoid systems, what smells good to you. What we need to do is help people find the right products.

Paul: I think the thing to really point out here is in our due diligence, we found that one of the most rapidly growing demographics is people over the age of 50. There's all these people out there who have physical ailments who are tired of taking pills and they want to find something that's more organic, healthier. This group of 50-plus is looking to cannabis as a solution, and so the wheel is an awesome opportunity to help them see not only what can it treat, but cannabis is so complex because there's so many ways that you consume it. You can turn it into a cream. It can be a pill. It can be an edible. You can smoke it. You can smoke the flower. You can have vape pens. This is one of the big challenges that's facing the industry right now that we're solving.

David:	Another part is the ... as much as the older consumers are coming back to cannabis, there's also this giant surge in millennials as they make up ... 60% of their purchases are done online. What we're trying to do with Cannabiscope is speed up that process of ordering online, delivery's not going away, ordering for pickup. In states that didn't have delivery, such as Colorado and Michigan when they first opened, now have delivery. It's become much more mainstream to order ahead and that's really what we want to do because you don't get to smell the products so much anymore with distribution and licensing. Everything's prepackaged and to help brands better market their product and really show the classification. They can show their lab results, tell people what's in it.
Paul:	I think something that I'd like to share with anybody that's on the webinar, again we're trying to come back and point out through this deck the way the cannabis market's evolving and Dave just hit on a really important fact. Millennials are the dominant group that enjoy recreational cannabis. They do 60% of their purchases online. This whole idea of going to do a dispensary, right now, is fun but we're already seeing in California a really mature market that delivery services are taking over. That idea of going to a dispensary, sort of the romance of that's fading, and we always point everybody to the same example. People are going to want to sit at home, find the product they want, and just have it arrive at their house.

What we're trying to do is create a platform that empowers that to happen as quickly as possible. We can do it for CBD right now. In the future, we're looking to THC as it gets federally legalized. |
| David: | Cannabiscope is a SaaS menu platform that aims to accelerate revenue growth through our on-site and online sales while collecting valuable data. The company started somewhat as an information education tool where we labeled strains and help people kind of find it. In that sense, we have consultants, doctors, brands. People use it as an information tool and then it became where where's the business in it? You have a cool product, where's the money coming in, and now moving into transactions, starting with CBD, that's the business brand. So as much as this tool's ... we have such a wide network and going to events. I can talk to anybody between organizations. Anyone can have their own custom wheel. |
| Paul: | I think the thing that we're trying to really get across in this slide is through the evolution of Cannabiscope, it's allowed us to engage with so many types of businesses. Doctors right now are trying to understand how can they prescribe CBD and THC products. There's delivery services. There's educational organizations that can use the education side of our platform that are sort of non-profit and just want to get the word out and educate the public and then, again, Dave's hitting on what this raise is all about is creating the B2B platform that accelerates revenue, makes people money. How do we accelerate the ability for consumers to actually purchase the products they want?

We tried to keep this really simple. Rules of three. I love them, I come from marketing and film. Rules of three is a big thing. We break it down into this discover inform sell. Discover is the front end. That's the wheel. It's a really unique way for people to shop and learn. It's really the shiny ball that makes us so attractive and has caused all the engagement thus far. What we're now building that's so important is the inform pillar, which is the custom ... it's really the customer and content management system that empowers people to use the wheel they want as a turnkey. Right now, currently with the proof of concept, everything's manual on our side. After this raise, we will have an online platform where customers can log in and they can totally manipulate the wheel and they can upload products. They can provide photos, descriptions, the certified lab results, which is huge for them.

The last pillar that's so important is the sell platform. Really what this is a turnkey shopping cart and payment processing. We'll come back to it. The really exciting news is where we're at |

currently with the raise. We're ready to execute on the CBD market today, like we have the gas in the tank to do this where not only can we have a shopping cart for our CBD retailers but due to the fact that it's legal in the United States, we can also do payment processing. We can fully execute the discover inform sell approach in the CBD market. This will be sort of our guiding principle.

The one thing that we want to point out, too, is as the business grows on the inform side, it's not just about educating the customer, the end-user. In the foundation of our CMS, we're creating data dashboards that will help the actual businesses, our B2B partners, our customers, collect the data, read the data and have actionable insights. It's part of the foundation that we're building with this raise.

David: I'm going to get into competition and following these three pillars of discover inform and sell. For discover, I'm going to Weedmaps and Leafly on there. On our partner page, we have the icon, we have the map that shows where all the retailers are. You click on it and it shows their menu. We have a wheel that you can discover for yourself what products, instead of just asking the bud tender, "What do you recommend," as they usually push the house strain on you, it's better to find what's really good for you and where it's available. Instead of finding the store and what they have, find the product that you want and get it sent to you.

For information, Baker and MassRoots because of the data insights that they have not only the POS systems but also on what the consumers are really doing as it's a community. Then in sell, Dutchie and I Heart Jane are leading the way through its online THC ordering, whether it's pickup or delivery. I just want to emphasize that this is an add-on feature where you're not replacing your point of sale system. You can use Cannabiscope as an embed on your menu and have it powered by Cannabiscope, but it's a revenue accelerator. We want to send orders through your system.

Paul: What's so important about that is we're not trying to majorly change how any of these cannabis businesses are functioning today and that's the challenge. A lot of these other companies have contracts that are annual and what we want to do is we don't want to impact any of that. We want to come in and be an add-on feature that helps them do what they're already doing better. The next thing is the revenue model and the current market. This is one of the things that's evolving the most for us, but the way we want to approach this early on is around an annual contract and we want to look at it as a monthly model. The challenge in the space is we find that there's micro businesses, there's businesses that are kind of in the middle, and then there are the massive businesses. So the way that we're approaching this is for the micro businesses and the medium sized businesses. We want to have a set fee that they can rely on to sort of understand as a fixed cost. For the larger companies that are doing maybe a hundred transactions a month that'll be really taxing on the platform and the system and will demand much higher level of engagement on us as an organization, we want to start shifting the model over to a percentage of revenue and we've also been looking at potentially doing a cost per transaction. This is something that's constantly changing as the market evolves.

David: I'd just like to take a moment to thank all of our partners. So far, we've had over a hundred plus dispensaries, we have CBD retailers and ten delivery companies. Out of those, a number of them have signed our letters of intent and are willing to engage. So we have retailers with our system on their site waiting for our shopping cart to connect. One of the major strategic partners is Enlighten. They provide the hardware to many dispensaries. They're very large in Colorado. When you walk in the store, the TVs, all that that a dispensary has with marketing and information, including menu updates, we are a software company. We let the dispensaries buy their own iPad or tablets or Bud tenders or if they want to put a TV on the wall, we have a partner that can help with that. Our business is the software.

Paul:	To speak to these partners who we've been working with for the past year, two years, it's one of the reasons that Cannabiscope is where it's at and it is what it is. We didn't just go talk to dispensaries. We actually went and embedded in their business with our wheel. We've had close conversations with these people and this is what's allowed us to have extensive due diligence and to have a strategic roadmap that is really designed around helping these businesses. I mean, that's the foundation of what we're trying to do.
	I'll come back to this. Data insights as revenue. This is sort of our long-term play. For everybody who's listening, the roadmap, if we're to break it down into three major sectors or three major milestones, CBD is number one. We can have major impact immediately and then number is THC, which will require POS integrations. POS integrations require API keys, it's more complex, it's a longer play. We're going to execute on that, but we want to execute on that after we have CBD revenue.
	The most important thing if we're looking further down the road for any business is okay, how are you finding new streams of revenue as an organization? Data insights for us is a huge one down the road as we get more customers and so why we're presenting this now is this is going to evolve over time. There's not only customer data, there's geo-location data, there's the data around the products and the transactions. There's also data around the science. So what this round is doing, by being involved in Cannabiscope right now, you're helping us build the foundation for these data dashboards that'll be a major tool for anybody we engage with. I think that's something in my last company ... everybody talks about data. Data, data, data, data.
	Everybody talks about how important it is to have data. What we'd like to challenge everybody to think about is data's okay, but what you really need to do with data is you need to translate it into a dashboard that empowers insights. Actionable insights that help you decide how to do things. The dev team has extensive knowledge in how to take date, organize data, and then present it in a usable way.
David:	For our proof of concept, we have some traction, and I highlighted these three different locations. When Mike Tyson, Tyson Ranch, opened his Nevada branch, they did a exclusivity of Planet 13, the world's largest dispensary. Mike was there, signing autographs. We had the wheel on a kiosk with his strains, with his lab results. Another one is Veritas. We're on the website as their strain page. It's an information tool for them as a cultivator. The third one is Green Seed Distribution, which is a distribution hub. They have other products from other stores on their site that it really helps them in the field because they can take an iPad with them and show pretty much their whole inventory very quickly for a brand ambassador to have.
Paul:	Here's speaking to the go-to-market strategy. We have a go-to-market strategy. I think something we'd like to just touch upon really quickly, cannabis is an interesting space. You can't advertise on Google or Facebook. You just can't do it. We've done the due diligence and taken the time to find organizations like Traffic Roots. There's a lot of interesting ways to get around these major online players to still engage the audience that's relevant to us in the cannabis B2B space.
	We're going to be third-party prospecting. That's just a call center, that's pretty standard. We have some lists of our existing customers and other customers we want to hit up. We'll be hitting up events, but I think the thing that's really going to set us apart in the go-to-market that ... if you're an investor and you want to understand how we're going to really do this is the in-person demos. Dave has built an amazing network over the past three years of people that we literally have the phone number and email of to just call up and go see them, show them how it integrates into their system, and for us, these are the people that are reaching out to us now right now about when is this going to be ready? We're ready to do this. This is amazing. Is the turnkey that

	everyone's waiting for that this round is empowering, and so this slide is really around the fact that we're going to execute directly with our network.
David:	This is the team slide, and I'd like to start by thanking my two advisors, Doug Fine. I heard Doug speak in Amsterdam and that really sparked the idea of terpenes versus sativa indica that when you can smell the strains and compare that and really that's what you want to find, as well as Sam Jacobson. Sam's in Israel and helped with a lot of the development of the site itself and the function of it.
Paul:	Then I'll speak to I think something that everybody should pay close attention here is Clay Shin. Clay Shin's a great guy, but not only being a great guy, he's an incredible developer. He does apps for the NBA, Major League Baseball. He helped me build my last company, the Guru. His claim to fame is actually he's the developer who figured how to make it possible so that you could take a picture of your check and deposit it in your bank. He created that, so the important thing here is that we have the team to execute.
	That's the deck. Brett, if you want to ask questions, or what's going on?
Brett:	All right, thanks guys. Yeah, we already have a good grouping of questions that have come in. I want to remind folks who have may joined on a little late, if you do have any questions for Paul or David, please go to your GoToWebinar control panel and submit them through the Questions tab. We're going to try our best to get to everybody, but we've already got a pretty good grouping. I'll try my best to sort of group them up into topics. The first one would be, maybe you guys touched on this a little bit during the presentation but maybe you guys can elaborate a little bit more on the current status. There's some questions around how many dispensaries are you currently working with, or delivery companies, and just the status of the product itself. I know David touched on some of the proof of concepts and then some of the LOIs you guys have signed. Can you go into a little bit more detail there on where things are and then what needs to be implemented-
Paul:	Hold on one second. All right, so I think the most important thing of where the product is right now, so that everybody's clear, is we have the wheel, we have a manual content management system that we manage, and then we have a shopping cart. That's the proof of concept. We're able to have the interactive wheel. It can be branded uniquely. You can show products. We have to do a lot of that work with our partners to see the strains and products they have and put it and then we're able to show that we have the infrastructure as the shopping cart to execute on the actual e-commerce. We have not integrated a payment processor and the other thing that we aren't currently able to do is to hand a content management system off to our partner so that they can manipulate the wheel, they can manipulate everything, and that's really what this round about.
	I'll let Dave go into ... so the important thing here to understand is that's where the platform is at right now. We have a ton of the functionality, but the challenge we're facing and what this round is about is turning it from a manual thing that our developers need to do to a turnkey platform that we can just hand off online. I let Dave speak to the engagement that we currently have with the proof of concept.
David:	Yeah, so we have over 257 businesses. You go to cannabiscope.com and the partner page, you'll see there's everywhere from consultants to educators who put us in their curriculum as well as retailers, suppliers. Brett, you still with me?
Brett:	Yeah, I'm still with you.

David:	Okay. So, we have the businesses and you can embed it on your site. You have any other questions, or?
Brett:	Oh, I didn't know you were finished there.
David:	I'm all set.
Brett:	Yeah, we've got a handful. Okay, so we had a question about payment processing. It sounds like that's not set up yet. A couple other questions just related to the product, and you can talk a little bit to where it's maybe going to go. Can people purchase the product through the software? My understanding is that it's actually, as Paul talked about during the presentation, you're not ... you will have payment processing, but you're allowing your clients to operate just as usual, but maybe you can touch a little bit on that piece of it.
Paul:	I think I understand the question. The point will be once the platform is scalable and ready to be turnkey, so let's walk through the customer experience. You would log on to the Cannabiscope website and our goal, what we're trying to design is, you would basically sign up on our website and it'll give you a username and profile for the content management system which is all web-based in the Cloud, and then you would get an embed code so that you could embed our e-commerce solution onto your website and work with your web developer to have some nice buttons to get to that as quickly as possible.
	The goal here is to make it so that it's very easy to just get online, sign up for the platform, embed it into your menus on-site and online, and then part of the solution is we will have a strategic partner who is a payment processing system. Currently, we can do that for CBD. It's going to take some time for THC, due to legalization, but that'll be part of the product offering and then you'll literally be ready to go. Once the wheel's live and you've updated your inventory and everything's in sync, you'll be ready to sell.
Brett:	Got it.
Paul:	Does that answer the question, Brett?
Brett:	Yeah. I think that touches on it. Then there was a question, you kind of hit on this at the very end and you mentioned it during the presentation as well, about CBD versus THC products. I believe ... it sounds like you're ready to do CBD immediately. There is a little bit of delay on THC. What is it that you're waiting on in order to be able to service THC products?
Paul:	So here's the important thing for everybody to understand. CBD is, as a product and as a business in the United States, is entirely legal. We can kind of handle everything there. THC, with the fact that it's legal in 33 states for recreational and medicinal use but there's 17 states where it's not, it's shaky ground. The banking system has not been figured out and so what we can do for our THC dispensaries and partners is we can help them present their live inventory once the API integrations come through, which are going to take time. That's something that we need the revenue from CBD to continue to do, depending on how the raise goes. If we do the full raise, we'll be able to do four to five integrations. We are fully at the mercy of the federal government and once the banking system for THC is figured out, we will be ready to literally flip a switch so that then our THC partners can start selling online. It's just obviously we have to do everything legal. I think that's part of the opportunity in this cannabis space, is it's going to be reacting to these major shifts in the market and that's what we're doing here. We're setting the platform up

to be able to help THC dispensaries educate their customers and the second that we can legally sell online, we'll be there and ready to do it.

Brett: Got it. I think that addresses that. We had an interesting question here that I hadn't thought about and it's about liability for data that you're collecting that may not be reliable. So what are your thoughts, and the question specifically is, "Are you liable if some of your data collected is not reliable? By empowering cannabis e-commerce, don't you also become an enabler of potentially bad product?" What is your thoughts around the data that is input through the system that you're providing the customers? Is there any vetting around that? Is it covered in your terms of service? Can you talk a little bit about that?

David: It is covered in our terms and conditions. What was important for me is consistency, as brands are creating their own products and labeling them on their packaging. We want it to be consistent to what their state compliance are. In Nevada, terpene and cannabinoid, ten cannabinoid, twelve terpenes are tested as well as pesticide, mold, microbials. That's the point of having third-party testing. We want to display that information. So it comes from the brands, from ... this data, it's public record. They should be showing it. As a consumer, I can go to the bud tender and ask for the lab results and they have to go back and print them. This way, this is an electronic version and really show what's in it and what are they saying that it is.

Paul: Yeah, and I think that, you know, we really appreciate that question because the ... we are not lawyers and one of the big things that we're going to do as we move into the e-commerce space is actually go through and review our terms and service to make sure that we are compliant and that we're setting ourselves to be safe. I think a lot of these things is if we were to sit here and try to tell you we have all the answers for this in an industry that's changing every six months, we'd be lying to you.

          One of the big things we're going consistently, we have a lawyer who's constantly up-to-date on all the legalities and we're going to be sure to cover ourselves, but I think Dave spoke to the fact that one of the things we try to lead with is these certified lab results, because a lot of people are looking at this as a medicinal treatment, so we're going to do everything we can to make sure the products that we're selling are presented in a way so that people understand exactly what they're putting in their body.

Brett: Got it. Okay. Then we had a question here at geographical constraints and I guess geographic markets that you guys can or may get into. It's specifically asking about the differences between the U.S. and Canada, but I think to be interesting as just a broader question, what do you guys see from what you've done, your research and so far as any restrictions to expanding outside of the U.S. if you haven't already and what your thoughts are around that.

David: I'd just like to emphasize that as a start up, it's always had international objective, perspective to it of there's seed companies in Europe that are legally allowed to sell seeds. In the U.K. there is a seed culture. In the U.S., it's much more clones. So as an information site for the last few years, we had no problem because doctors, consultants, people can use it as just an information site. Anything to do with online sales will have to be a state by state issue. You can't do cross-state sales, and that's really ... our business is selling our service to licensed operators. It's per ... if you're in whatever state, you're paying us a service fee. You have to do your own compliance.

Paul: One of the things that I'd like to also speak to, Dave hit upon the fact that this is an international company. One of the really exciting spaces, actually, right now is Thailand. We have been invited to speak at a Thai event and so one of the things that we're researching with our dev team is of course this is a SaaS platform, we're looking into how easy is it for us to change the base language of the platform and the wheel. Do you want to speak a little bit about that Thailand opportunity?

David: Yeah, it's tech is coming. I mean, tech is ... we can have, we plan to have the wheel in other languages. It's a big thing in Las Vegas. People come in, they don't always speak English and this is a tool that is super dynamic and versatile. We can change it. We're growing. We're always adding new products. To expand into Latin America's a goal for sure.

Paul: That's sort of what we want to come back to. The heart of this company, where it started, is it's around education and accessibility. So we're walking this fine line of wanting to be a global solution because we genuinely feel, we believe and we've been told this is the best way to shop for cannabis products, so there's no reason that we should be constrained by language. The things that we're always going to be very sensitive to is around the legalities, but as far as an education tool, this can be used the world over immediately.

Brett: Great. Now, want to get to a few more questions before we wrap up here. The first, and I think this is actually two pools of questions that we can sort of lump into one. It's about IP protection and then competition. I think what would be great is if you could share a little bit about what sort of protection you guys may have or what is even possible to have for a software. I know typically it's very hard to get any sort of patents around software, but anything you can share there, and then how that relates to what you see as your biggest differentiators in the competitive landscape.

Paul: All right. I'll take the IP and then I'll let Dave take the competitive landscape. So, we have been asked this almost consistently by any institutional investors, like VCs and angel investors. The reality of the wheel itself, there's cheese wheels, there's wine wheels but what we're putting together as a complete package which is a wheel that's connected to a CMS platform that functions in specific ways, we're looking at gathering very specific buyer intent data around the wheel. We're currently talking with an IP lawyer around a utility patent that will allow us to continue to make an argument for the fact that this discover inform sell, so the discover side of things which is the wheel which is ... it's not defensible. I mean, we've looked into it, but the entire package as a solution? We've talked with some IP lawyers who say you're starting to gain a little bit more of a foothold in trying to defend that.

            One of the big things we're going to be doing, as well, with this capital raise is really impact how the wheel functions, the way it flows, some of the functionality that we can do. I'd just like to quickly show some people something we've created to show how creative we can get with the wheel. This is an education system we've created that actually sits on the front of the wheel. We were currently approached by a kiosk company who loves this solution where we can do a quick slide show that'll educate the user on how the product works, give them information and then they get in the wheel and then start shopping. So this is an example of how we're constantly building on the wheel and the platform as a whole, which will make it more defendable. I'll let Dave speak to the competitors.

David: So on the competitive side, for real what we're doing is competing for that menu page and while everyone has this information from the point of sale systems, that's mandatory. Usually Metrc is the compliance company, so everyone has to report how much THC products they have in their inventory. What we're competing for is that front end display. Everyone has photos and list view and the wheel itself, being this dynamic tool, all the credit goes to my co-founders for being programmer and designer and really making it what it is and there's really nothing else like it as far as interactive-wise.

Paul: Does that answer the question, Brett?

Brett: Yeah, no, that helps. Okay. We've got really two more questions. We've got a couple more coming in but it looks like a lot of them are sort of variations of what we've already talked about here. First is just a really quick one, and I think I know the answer, but I just want to have you guys confirm it. Somebody's asking about the CBD versus the THC and the fact that when you do go into the THC market at the right time, I guess if and when, that's all under the same company, right? The investors are getting ... you're not doing THC under any sort of different entity.

Paul: Absolutely guys, no. I mean, this is all ... the platform is one entity. When we talk about CBD and THC as separate things, it's around the legality. We can currently fully execute the platform and the vision of the platform for CBD. We cannot execute the sell side of THC until it's legalized, but that'll be under the same banner. There's no separation. This is one company and for any other cannabinoids as we go along. We want to also point that out, that right now everybody's talking about THC and CBD, cannabinoid-like CBN, which is amazing for sleep, is going to become very relevant. Yeah, everything is under the same umbrella.

David: And to emphasize on that, a lot of our partners that are THC dispensaries and farms, they now have a CBD product, especially in Las Vegas because when you're in Las Vegas you can buy anything, consume it while on your trip and then to take a CBD product, it's on their menu as well. So CBD products, if you see our wheel, we have a CBD section. It has dog treats, it has any creams and lotions, tinctures, different ratios. If it's a THC licensed product, it'll be on one side. If it's a CBD product, it'll be on the other.

Brett: Got it. Great. Thanks, guys. Then the last one, because we just had a couple questions around this, I want to bring it up. We're not going to be able to address it directly, but maybe it could be a decent talking point and that's really around the exit strategy. We had someone ask about time frame to IPO and then what the exit strategy is. I want to be clear that from a regulatory perspective, we're not able to make any forward-looking statements about when a company may exit, how it might exit and so on, and I would honestly tell you, having worked with start-ups for a while that even if it weren't a regulatory issue any number someone gives you is just pulled out of thin air so I wouldn't trust it anyway. I think it could be interesting for you guys to share a little bit about what you see as the larger landscape in terms of cannabis-related software companies.

                I know you, Paul, at the very beginning or during the presentation at least, you mentioned that for investors looking into things that's not necessarily touching the plant and is sort of ancillary technologies. That is, providing services to those folks that are ultimately supplying the products and then sort of your strategy on the big data insights play that is going to potentially come down the road. I know that's a lot to come at you at once, but maybe you can just speak a little bit about that, as we did have a few questions around it.

Paul: Let's just speak to the high level, everyone. The reality here is what we're trying to do ... we see in the future. The fact is 60% of millennial's purchases are made online. Legality's coming. We want to be the e-commerce solution and the way to shop for cannabis online. So what does that mean and what does that look like? I'd also like to touch on the fact that what's on your screen right now, the cannabinoids terpenoids mix, why is this relevant? Well, this is sort of the key to understand what each product will actually do for you, effect-wise.

                Let's look to the future and say we fully execute. We're doing amazing sales around e-commerce and we're helping really understand what the plant can do as a medical or actual treatment tool. As legalization comes through and whenever it happens, and we don't know that, THC gets legalized, what is going to happen is giant public companies are going to move through and try to get rid of as much competition as they can and that will probably be where we could see an acquisition event where we have a beachhead, we have a dominant way of people shopping, we

	have a customer list, and we also have all this pharmaceutical data that's driving the industry insights. It would make sense for a very large player to go, "We don't want to compete with this. We just want this," and so that could be one roadmap. The other one is we just continue to do what we do. We move across globally and we start to really accelerate our growth. Like Brett said, we can't tell you, we don't know, but looking at the larger landscape, an acquisition is very realistic once the THC market becomes legalized and mature and huge companies want to own everything.

Brett: All right, I think that's a great place to end off there. I appreciate that context. I want to ... well first, thank everybody for joining us today and then remind everyone if we didn't get to your question, I think there's only a handful there and again, they were fairly close to some of the stuff that we had already talked about. If you do have any more questions, you can go to the campaign page on the MicroVentures website for Cannabiscope. There is a discussion forum down at the bottom of the page and you ask questions there and the Cannabiscope team can address them directly. Additionally, there's a whole host of information that's on that page, including the pitch deck that we went through at the very beginning of this webinar and so you can find information on use of funds, there's perks, there's a couple of other topics that maybe we didn't quite fully cover today but you can find more information. Certainly, if you'd like to invest, I know the Cannabiscope team would love to have you. There's a bright orange Invest button at the top of that page and you can click that and walk through the process and be a part of this.

With that, that's going to be pretty much do it for today. If you guys, Paul, David, if you guys have any last comments or closing thoughts prior to letting everyone get off on their way, now's the time to share that.

Paul: First and foremost, we want to thank everyone for the time they've taken to learn about our company. To anybody who's invested in us, thank you so much. I think the one thing we'd like to share currently is with the current raise and where we're at, the conversation around Cannabiscope has changed dramatically. Where we're at, we're able to execute on phase one and the continued support is really building momentum behind us and changing the conversation in the cannabis industry. We just want to say thank you to everybody who's taking the time and to MicroVentures for involving us in their platform and just thank you. You know, we're really excited about the future and we want as many people to be involved because we're dedicated to making this work.

David: Brett, thank you and the MicroVentures team for hosting us on your platform and really putting us through this whole process and I'd also like to thank my team for sticking through and getting us to this point.

Brett: Great. Thanks, guys. Yeah, we really have enjoyed working with you so far and excited to see where the rest of this raise goes. Thanks again to everyone who took the time out of their day to attend this and asked the great questions. Thanks to anyone who's listening to this recording, as it will be recorded and up on the website in a few days from this live recording now.

And so, yeah, thanks again. Thanks, David. Thanks, Paul. I really appreciate it. You guys all have a great rest of your day.

Paul: Thank you.